Exhibit 99.1

NOTICE TO SHAREHOLDERS

SUZANO S.A.

Publicly Held Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company registration (NIRE): 29.3.0001633-1

São Paulo, September 10 2019 — Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) hereby informs to its shareholders that, following the approvals of the Board of Directors of Suzano on August 8, 2019 and of the Brazilian Securities Commission (CVM) on September 2, 2019, the Company will proceed with the change in its American Depositary Receipt (ADR) program as described below.

The current ratio of one (1) American Depositary Share (ADS) representing two (2) Suzano common shares will be changed to one (1) ADS representing one (1) Suzano common share. As a result of the ratio change, ADSs holders on the Record Date will automatically receive on the Distribution Date 1 (one) additional ADS for each ADS held on the Record Date. The ADS adjusted price will be reflected as from September 24, 2019.

Summary of the ADS ratio change:

Current ratio	1 ADS = 2 common shares
New ratio	1 ADS = 1 common share
Record Date	September 20, 2019 (close of business)
Distribution Date	September 23, 2019 (close of business)
ADS Adjusted price	September 24, 2019

The Management of the Company, through its Investor Relations department, is ready to provide further information to shareholders and the market by telephone +55 (11) 3503-9330 or e-mail ri@suzano.com.br.

São Paulo, September 10, 2019.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer